November 13, 2018

Peter M. Barbee
Chairman and President
Advance Green Energy, Inc.
523 US Highway 41 South
Inverness, FL 34450

       Re: Advance Green Energy, Inc.
           Amendment 1 to Offering Statement on Form 1-A
           Filed October 24, 2018
           File No. 24-10867

Dear Mr. Barbee:

        We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Offering Statement on Form 1-A filed October 24, 2018

Cover Page of Offering Circular, page 1

1. As we requested in comment 1 in our August 6, 2018 letter, please limit the cover page of the offering circular to one page. See Item 1 of Part II of Form 1-A.
Part I, Item 1. Issuer Information
Contact Information, Address of Principal Executive Offices, page 2

2.     Disclosure that the address of your principal executive offices is 523
S. Highway 41,
       Inverness, Florida 34450 is inconsistent with revised disclosure in Part II that the address of your principal executive offices is 523 US Highway 41 South, Inverness, Florida
 Peter M. Barbee
FirstName LastNamePeter M. Barbee
Advance Green Energy, Inc.
Comapany 13, 2018
November NameAdvance Green Energy, Inc.
November 13, 2018 Page 2
Page 2
FirstName LastName
         34450. Please reconcile the disclosures.
Number of shares of Common Stock to be outstanding after the offering, page 4

3. Given 1,215,710,900 shares of Class A common stock and 350,000,000 shares of Class B common stock, the number of shares of common stock to be outstanding after the offering are 1,565,710,900 and not 1,562,786,900. Please revise.
If we are unable to protect our technology and intellectual property..., page
14

4. We are unable to locate revised disclosure which you represent has been made in response to comment 10 in our August 6, 2018 letter. We note the disclosure under "Our
         Technology and Intellectual Property" on page 31 has not been revised. Please revise.
Dilution, page 19

5. Disclosure in the second table that existing shareholders purchased an aggregate of
         1,362,786,900 shares is inconsistent with disclosure in footnote (2) that existing shareholders purchased 1,015,710,900 shares of Class A common stock and
         350,000,000,000 shares of Class B common stock which total 1,365,710,900 shares.
         Please reconcile the disclosures. Additionally, if the shares purchased by existing shareholders is 1,365,710,900 and not 1,362,786,900, the total number of shares purchased in the table would be 1,565,710,900 and not 1,562,786,900. Please revise or advise.
Business, page 25

6. Given revised disclosure under "Plan of Operations for the Next 12 Months" on page 24 that you are in the development stage and that research and development will be a major endeavor over the next 12 months, elaborate in the business section on what your research and development efforts will be over the next 12 months.
Our Strategic Position, page 25

7. To help investors better assess your strategic position, supplement your revised disclosures by providing an objective standard for your statement that "We are a cost-
         effective, easy to implement solution to reduce pollution from such fossil fuels as coal, diesel fuel, and bunker fuel." Disclose how your cost-effectiveness and implementation solution compare to that of other products currently available on the market. Additionally, make clear that your products are not yet in their commercialization stage.
Our Business, page 25

8. Revised disclosure in this subsection may suggest or imply that you are not in the development stage and that you have attained the commercialization stage for marketing, selling, and distributing your products. Please revise.
 Peter M. Barbee
FirstName LastNamePeter M. Barbee
Advance Green Energy, Inc.
Comapany 13, 2018
November NameAdvance Green Energy, Inc.
November 13, 2018 Page 3
Page 3
FirstName LastName
Product Tests, page 32

9. File the consents of Battelle Memorial Institute and Western Kentucky University Institute
         for Combustion Science as exhibits to the Form 1-A. See Rule 436 of the Securities Act
         Rules.
10. Explain briefly here and under "Preliminary Tests on Coal" on page 33 the product tests'
         meaning of the term "proof-of-concept" as the term may have various interpretations.
Management, page 34

11. As we requested in comment 24 in our August 6, 2018 letter, please describe briefly the business experience of Mr. Peter M. Barbee during the past five years, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Item 10(c) of Part II of Form 1-A. Board Composition, page 39

12. Disclosure that your board of directors currently consists of two members is inconsistent with revised disclosure under "Management" on page 34 and "Signatures" on page III-2 that your board of directors currently consists of three members. Please reconcile the disclosures.
Index to Financial Statements, page F-1

13. We note that you provided interim financial statements for the six months ended June 30,
         2018. Please amend your filing to provide the comparative period in 2017. Refer to
         Regulation A.T.Form1-A Part F/S (b)(4) for guidance.
Index to Exhibits, page III-1

14. Please tell us when you intend to file an auditor's consent from Assurance Dimensions.
Exhibit 6.12, page 17

15. Exhibit A appears to exclude "Products/Pricing" information. Please revise.
Exhibit 6.13, page 1

16. The exhibit includes only two research summaries, the first of which is redacted. File the reports on the test results in unredacted form and in their entirety, including all attachments.
Exhibit 12.1, page 1

17. As we requested in comment 26 in our August 6, 2018 letter, please file a revised legal
 Peter M. Barbee
Advance Green Energy, Inc.
November 13, 2018
Page 4
         opinion which reflects in its first sentence the fact that the company is a Florida company.
        You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S.
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNamePeter M. Barbee
                                                               Division of
Corporation Finance
Comapany NameAdvance Green Energy, Inc.
                                                               Office of
Manufacturing and
November 13, 2018 Page 4                                       Construction
FirstName LastName